Contact:

Bob Rai, Director and CEO

604-247-2639

info@vancpharm.com

www.vancpharm.com

VANC Pharmaceuticals Inc. Provides Corporate Update

VANCOUVER, BC, November 1, 2018 – VANC Pharmaceuticals Inc. (“VANC”) is excited to announce that further to its news release announced October 25, 2018, the Company has received TSX Venture Exchange approval to change its name (the “Name Change”) to Avricore Health Inc.

“We are pleased to have received TSX approval for our new name, Avricore Health. This is an important, albeit symbolic step in our transformation of the company, its core services and product portfolio going forward,” said Mr. Bob Rai, CEO of VANC.

The name Avricore Health is derived from the Greek word “avrio” meaning “tomorrow” and the English word “core”, signaling the company’s commitment to becoming a health innovator and applying the technologies of tomorrow to the core health issues of today, empowering pharmacists and pharmaceutical companies in Canada and in other countries with innovative products, services and information to optimize patient health.

Effective at the open of the market on Monday, November 5th, 2018, VANC will be trading under its new name Avricore Health Inc. The new trading symbol will be AVCR. The CUSIP AND ISIN numbers have changed to 054521109 and CA0545211090 respectively.

About VANC Pharmaceuticals Inc.

www.vancpharm.com

For more information, please contact Bob Rai at 604-247-2639 or by email at info@vancpharm.com.

Cautionary Note Regarding Forward-looking Statements: Information in this press release that involves VANC’s expectations, plans, intentions or strategies regarding the future are forward-looking statements that are not facts and involve a number of risks and uncertainties. VANC generally uses words such as “outlook,” “will,” “could,” “would,” “might,” “remains,” “to be,” “plans,” “believes,” “may,” “expects,” “intends,” “anticipates,” “estimate,” “future,” “plan,” “positioned,” “potential,” “project,” “remain,” “scheduled,” “set to,” “subject to,” “upcoming,” and similar expressions to help identify forward-looking statements. The forward-looking statements in this release are based upon information available to VANC as of the date of this release, and VANC assumes no obligation to update any such forward-looking statements. Forward-looking statements believed to be true when made may ultimately prove to be incorrect. These statements are not guarantees of the future performance of VANC and are subject to risks, uncertainties and other factors, some of which are beyond its control and may cause actual results to differ materially from current expectations.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.